

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 25, 2014

Via E-mail
Mr. Shawn K. Poe, Chief Financial Officer
Ply Gem Holdings, Inc.
5020 Weston Parkway, Suite 400
Cary, NC 27513

   Re: Ply Gem Holdings, Inc.
      Form 10-K for the fiscal year ended December 31, 2013
      Filed March 14, 2014
      Form 10-Q for the quarter ended March 31, 2014
      Filed May 12, 2014
      File No. 1-35930

Dear Mr. Poe:

   We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

Critical Accounting Policies, page 31

Goodwill Impairment, page 32

1. Please tell us and revise future filings to disclose whether the estimated fair values of your reporting units substantially exceed their book values. If they do not, please tell us and revise future filings to disclose the percentage by which estimated fair value exceeds book value for each such reporting unit.

2.   Please also tell us and revise future filings to disclose and discuss the specific factors that resulted in changes to the material assumptions you used to estimate the fair value of each reporting unit during the periods presented and the specific factors that resulted in differences in the material assumptions for each reporting unit.

Results of Operations, page 34

3.   Please revise your discussion of results of operations in future annual and quarterly filings to more fully address the following:

- Depending on the percentage of sales in siding, fencing and stone that does not relate to siding, consider providing market information for other products in that segment,

- The magnitude of cost of sales related to aluminum and PVC in siding, fencing and stone,

- The reasons why SG&A expenses related to Mitten and Gienow as a percent of sales are significantly higher than your SG&A expenses as a percent of sales and if you expect that trend to continue,

- The reasons for and impact of labor inefficiencies and ramp up costs that impacted gross profit margins in windows and doors,

- The amount and impact of value-priced products on sales and gross profit margins in windows and doors, and

- The continued and significant negative trends in gross profit margins and SG&A expenses as a percent of sales during the first quarter of 2014.

Please provide us your proposed disclosures.

Consolidated Financial Statements

2. Acquisitions, page 67

4.   Please revise future filings to present pro forma disclosures related to significant acquisitions on a combined basis. Refer to ASC 805-10-50-2(h)(3).

3. Goodwill, page 69

5.   We note you determined you have two reporting units and you define your reporting units at the operating segment level. Based on your disclosures under long-lived assets in Note 1, we also note you have identified five asset group levels at which you test long-lived assets for impairment. Please tell us if each asset group you identified is a reporting unit or, if not, explain why based on the provisions of ASC 350-20-35-34. To the extent you aggregate components of your operating segments into a single reporting unit, please demonstrate to us how you determined they have similar economic characteristics as required by ASC 350-20-35-35.

16. Guarantor/non-Guarantor, page 98

6.   Please revise future filings, if accurate, to state Ply Gem Industries is a 100% owned subsidiary.

Form 10-Q for the quarter ended March 29, 2014

Consolidated Financial Statements

6. Long-Term Debt, page 15

7.   Please more fully explain to us how you determined the amount of debt discount and tender premium related to the 8.25% Senior Secured Notes and the 9.375% Senior Notes you continued to defer after the debts were paid. Also, please revise future filings to disclose the effective interest rate of each material long-term debt.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38

Liquidity and Capital Resources, page 45
Cash used in Operating Activities, page 46

8.   We note accounts receivable increased substantially since year end; however, sales were essentially unchanged quarter over quarter. Please revise future filings to explain the increase in accounts receivable relative to the change sales.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mindy Hooker at (202) 551-3727, Anne McConnell at (202) 551-3709 or me at (202) 551-3768 with any questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief